

Mail Stop 6010

August 8, 2007

VIA U.S. MAIL and FACSIMILE

Robert Avery
Chief Financial Officer
Atmel Corporation
2325 Orchard Parkway
San Jose, CA 95131

>   **RE: Atmel Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed June 8, 2007**
>   **File No. 000-19032**

Dear Mr. Avery:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 41

Restatements of Consolidated Financial Statements, page 41

Restatement and Impact on Consolidated Financial Statements, page 47

1.   We see that you also included within your restated financial statements additional non-cash adjustments that were previously identified of $11 million, net, for the period 1993 through 2005. Please revise future filings to provide a more detailed explanation of the nature of the charges. Additionally, the table on page 49 does not allocate the net $13 million adjustment recorded during the periods 1993 through 2003 to the specific fiscal year to which the adjustment is attributed. Therefore, it is unclear how material the individual adjustments are to each individual year. Please tell us and revise to include this disclosure in future filings.

Critical Accounting Policies and Estimates, page 71

Stock-Based Compensation, page 73

2.   We see from page 115 that volatility decreased from 92% at December 31, 2005 to 68% at December 31, 2006. Please discuss the change in estimates that resulted in the change in the volatility assumption.

Note 7. Borrowing Arrangements, page 112

3.   We reference the disclosure that $126 million of your total debt obligations have cross default provisions. We also note that you were not in compliance with certain covenants as of December 31, 2006 and no waiver letter was obtained from the lender, resulting in $22 million of debt being recorded as a current liability. Please tell us why you should not record additional debt within current liabilities as a result of the cross default provisions.

Note 11. Commitments and Contingencies, page 118

Contingencies, page 120

4.   We reference the disclosure of the outstanding litigation. In future filings, please provide the disclosures required by paragraphs 9 and 10 of SFAS 5. We see that you have accrued for all losses related to litigation that you consider probable and for which the loss can be reasonably estimated. Note that even if no accrual is made for a loss contingency because one or both of the conditions in paragraph 8

of SFAS 5 are not met, disclosure of the contingency should indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state why such an estimate cannot be made.

Note 16. Assets Held for Sale and Impairment Charges, page 133

North Tyneside, United Kingdom, and Heilbronn, Germany, Facilities, page 134

5.   We note the disclosure on pages 13 and 135 that the fair value of the North Tyneside facility was determined by an independent valuation firm. While in future filings management may elect to take full responsibility for valuing the assets, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Note 17. Restructuring and Other Charges and Loss on Sale, page 136

6.   We see that you have recorded grant contract termination costs of $30 million within the accrual for restructuring charges on page 136. Please tell us why it is appropriate to classify these amounts within the SFAS 146 restructuring accrual. Additionally, tell us and revise future filings to include additional disclosure about the nature of the termination costs, including why the subsidy grants are expected to be repaid. Please also clarify why the amounts are classified within restructuring and other charges on the consolidated statement of operations rather than within the line item that the subsidy benefits were initially recorded. For example, we see from page 84 that subsidy grants are generally recorded as a reduction to either cost of revenues or R&D expense.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief